

December 8, 2021

Brian Webster
Chief Executive Officer
Kestra Medical Technologies, Ltd.
3933 Lake Washington Blvd NE Suite 200,
Kirkland, Washington 98033

> **Re: Kestra Medical Technologies, Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 23, 2021**
> **CIK 0001877184**

Dear Mr. Webster:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business, page 104

1. We note your disclosures on page 8 and page 111 describing your exclusive partnership with Global Medical Response. Please revise your Business section, where appropriate, to describe the material terms of this partnership agreement and file the agreement as an exhibit to your registration statement. Alternatively, provide the basis for your belief that it is not required to be filed as an exhibit.

Exhibits

2. Your disclosure throughout the prospectus indicates that the prospectus includes information from a study by the IBM Watson group that you funded. Please tell us what

consideration you gave to filing a third party consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson, P.C.